                                  SCHEDULE 14A

                                 (RULE 14a-101)
                            SCHEDULE 14A INFORMATION
                   PROXY STATEMENT PURSUANT TO SECTION 14(a)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

  Filed by the Registrant / /
  Filed by a Party other than the Registrant /X/
  Check the appropriate box:
  /X/ Preliminary Proxy Statement
  / / Definitive Proxy Statement
  / / Definitive Additional Materials
  / / Soliciting Material Pursuant to
    Section 240.14a-11(c) or
    Section 240.14a-12

  Filed by the Registrant / /
  Filed by a Party other than the Registrant /X/
  Check the appropriate box:
  /X/ Preliminary Proxy Statement                                          / / Confidiential, for the Use of the
  / / Definitive Proxy Statement                                           Commission Only (as permitted
  / / Definitive Additional Materials                                      by Rule 14a-6(e)(2))
  / / Soliciting Material Pursuant to
    Section 240.14a-11(c) or
    Section 240.14a-12

                                 COMMUNITY BANCSHARES, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                   EDWARD GREENE, JOE SEVERT, & STEPHEN GREENE
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

/X/  No fee required.
/ /  Fee computed on table below per Exchange Act Rule 14a-6(i)(4) and 0-11.
     (1) Title of each class of securities to which transaction applies:
         -----------------------------------------------------------------------
     (2) Aggregate number of securities to which the transaction applies:
         -----------------------------------------------------------------------
     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
         -----------------------------------------------------------------------
     (4) Proposed maximum aggregate value of transaction:
         -----------------------------------------------------------------------
     (5) Total fee paid:
         -----------------------------------------------------------------------
/ /  Fee paid previously with preliminary materials.
/ / Check box if any part of the fee is offset as provided by Exchage Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     (1) Amount Previously Paid:
         -----------------------------------------------------------------------
     (2) Form, Schedule or Registration Statement No.:
         -----------------------------------------------------------------------
     (3) Filing Party:
         -----------------------------------------------------------------------
     (4) Date Filed:
         -----------------------------------------------------------------------

                                PROXY STATEMENT

                          FOR THE 1998 ANNUAL MEETING

                             OF THE SHAREHOLDERS OF

                           COMMUNITY BANCSHARES, INC.

Dear Shareholder:

    The purpose of this letter is to let you know that the minority interest of the Board of Directors of Community BancShares, Inc. has identified certain actions and attitudes of the majority of the Board which indicate that the majority of the Board has not been acting in the best interest of the shareholders. You will have an opportunity to correct this and send a message to the current majority of the Board by electing new Board members in May.

    This proxy statement has been assembled by the minority interest of the Board of Directors of Community BancShares, Inc. to relay to you the shareholders certain facts and events which have occurred in the recent past and are the basis for the current proxy contest involving Community BancShares, Inc. In order to properly lay a foundation, however, we must ask you to go back in time and remember the reasons WHY you originally invested in Community BancShares, Inc. ("CBI").

    Back in 1990, you and others like you saw a need for a locally owned and operated bank which would serve the needs of the community and would provide a good investment for the shareholders. This bank would be financed by the citizens of Wilkes County and run in the best interests of those citizen-shareholders. To that end, you and your neighbors bought stock in the fledgling company which was to operate as the holding company for the new bank and other future financial entities. This corporation, CBI, promised you and the others like you who invested their hard-earned money a chance to be involved in an organization which looked out for the interests of the shareholders. Sadly, the evidence indicates that some of the individuals who were to operate CBI in your best interest have become more concerned with selfish motives than maximizing and protecting your investment and your return on that investment.

    The following facts and events illustrate the degree to which the controlling faction of the Board of Directors of CBI has neglected their duties to you, the shareholder.

    1. The fact that the current Board of Directors of CBI is made up entirely of members of the Board of Directors of CBI's subsidiary, Wilkes National Bank, and the majority of CBI's Board refuses to diversify their membership through electing additional expertise and representation from outside the organization. This transfusion would enable CBI to become more flexible and compete better in the highly competitive present and future market for financial services.

    A side effect of this stagnation is that the management of Wilkes National Bank isn't accountable to anyone but itself. Both boards of directors have become rubber stamps for the management of Wilkes National Bank and fail to hold shareholder interest paramount. Attempts to correct this redundant and ineffective organizational structure have met with total opposition by the current majority of the Board of Directors of CBI and management of both CBI and Wilkes National Bank.

    2. Over the last two years, the controlling faction has ignored the voices and opinions of shareholders who control and vote over 40% of CBI's stock.

    3. The controlling faction of CBI's Board of Directors has accepted an earning goal of less than 5% return on equity for 1997. Actual earnings have not yet been reported but are expected to be less than 7% return on equity. In contrast to this, a similarly situated bank, First Community Bank of West Virginia ("FCB"), posted a return on equity of over 16% for 1997.

    4. Over the past several years, the controlling faction has refused a number of financially sound and profitable proposals. The only justification for such refusals that one can reasonably perceive is that said proposals threatened the ability of the controlling faction to remain in power.

    5. Upon information and belief, during the Spring and Summer of 1997, general counsel for the Company, Smith, Gambrell & Russell in Atlanta provided personal legal services to the individual members of the controlling faction, which the controlling faction then had paid out of company funds.

    6. In July, 1997, the controlling faction refused to seriously consider a share exchange proposal from FCB wherein the shareholders of CBI would have gained a net return of approximately $6.00/share on the transaction by exchanging .394 shares of FCB stock for each share of CBI's stock. This was an incredible chance to maximize shareholder value for ALL shareholders. The taxable value of the exchange would have been in excess of $22.00 per share, but was rejected by the Board 8-4, with the controlling faction voting unanimously against the proposal. FCB is a holding company that would allow Wilkes National Bank to continue to operate as Wilkes National Bank with its own Board of Directors and a minimum amount of oversight by FCB.

    In response to the proposal, the controlling faction retained the consulting firm of Robinson-Humphrey from Atlanta to analyze the "value" of CBI stock. In its analysis, Robinson-Humphrey utilized figures and projections provided by the controlling faction to justify why the proposal from FCB should be turned down by the Board. These "projections" have turned out to be 50% higher than current earnings in 1998. In addition, in providing their analysis, Robinson-Humphrey admittedly failed to analyze the value of FCB stock despite the fact that FCB stock would have been received by CBI shareholders if the proposal had gone through. The proposal would have benefited the shareholders of CBI in the following ways:

    (a) FCB has a return on equity of over 16% compared to a projected return of less than 6.8% for CBI in 1997.

    (b) FCB has a dividend approaching 4% per year compared to no dividend for CBI, and a growth rate greater than Robinson and Humphrey projected through 2001 for CBI. The dividend alone for FCB would be approximately equal to the annual EARNINGS of CBI.

    (c) Valuable synergies and economies of scale could have been achieved by the association between Wilkes National Bank and FCB. With the financial backing of support of FCB, a company with a lending limit more than 10 times the current limit of Wilkes National Bank, Wilkes National Bank would have the capability to expand and take advantage of any forseeable future opportunities for growth.

    Despite the above facts, the controlling faction refused to present the FCB letter of intent to the shareholders and has never offered a satisfactory explanation of why the offer was never presented to the shareholders for consideration. They have never properly explained why the owners of CBI, people like yourself and your neighbors who've invested their hard-earned money, weren't allowed the opportunity to decide what was the best course of action for this community's bank. Had the July 1997 proposal been accepted by the Board, and approved by the shareholders, the shareholders of the company would have realized a 33% gain in share value plus dividends of over $.50 per year per share on their investment over the past six months alone!

    7. In November 1997, the controlling faction noticed a special meeting of the Board of Directors of CBI to attempt to validate a proposal that CBI issue for purchase more of its common stock at a price of $12.50 per share. At the time, CBI stock was trading in the $15 to $16 dollar range. This issuance would have diluted the current ownership interest of the shareholders of CBI, and would've probably driven down the price of CBI stock. Further, the cost to CBI to issue the new stock would have been substantial. This cost would have been incurred even though an independent consultant hired by the minority interest of the Board verified that CBI did not need any additional capital at the time. This stock offering was only halted after the minority interest of the Board filed a lawsuit against the majority faction to enjoin them from proceeding with their plans.

    The bottom line is that the time has come for a change. This Spring, the 1998 Annual Meeting is a perfect opportunity for you and the other shareholders like you to take back your Company. There are four Directors up for re-election at this meeting and three of them are members of the controlling interest. Unseat them, and send a message to the rest of those who control the Board that the time has come for them to stop thinking of themselves and their own selfish interest. The soliciting parties recommend that you vote for the following slate of directors at the 1998 Annual Meeting.

    STEPHEN BRIAN GREENE
    JANICE C. ROBERTSON
    JOSEPH DANIEL LAMB
    ROGER MATHIS

Whether you will be attending the Meeting or voting through the enclosed proxy card, your vote is critical to the effort to return Community BancShares, Inc. to the control of the shareholders and looking out for those shareholders' interest. We, the soliciting parties, thank you for time you've spent in reading this letter and look forward to seeing you at the Annual Meeting this Spring.

                                          Sincerely,

Edward F. Greene                    Joe Severt                    Stephen Greene

                                PROXY STATEMENT
                         FOR THE 1998 ANNUAL MEETING OF
                           COMMUNITY BANCSHARES, INC.

COMMUNITY BANCSHARES, INC., 1600 CURTIS BRIDGE ROAD, WILKESBORO, NORTH CAROLINA, 28697

                                  INTRODUCTION

    At this time, the minority interest of the Board of Directors has no knowledge or indication of when the 1998 Annual Meeting of Community BancShares, Inc. will take place. As soon as that information becomes available, it will be communicated to the shareholders. The anticipated record date is April 15, 1998, with the Meeting to be held May 20, 1998.

    This proxy statement been assembled in connection with an effort by the Minority Interest of the Board of Directors of Community BancShares, Inc. to solicit proxies on behalf of the shareholders of the Company. In addition, as this proxy statement is assembled and being distributed on behalf of parties other than the registrant, those parties have no knowledge of the guidelines proposed by the registrant for the submission of shareholder proposals for the next annual meeting (1999). The only agenda item for the 1998 Annual Meeting which the filing parties are aware of at this point is the election of the newest "class" of directors to the Board of Directors of Community BancShares, Inc. With regard to any other agenda items which are brought before the shareholders for a vote at the 1998 meeting, proxies granted to the minority interest will be voted by the minority interest in the best interest of the shareholders as can be reasonably determined by the minority interest.

                            REVOCABILITY OF PROXIES

    Any proxy given pursuant to this solicitation may be revoked by any shareholder who attends the meeting and gives oral notice of his election to vote in person, without compliance with any other formalities. In addition, any proxy given pursuant to this solicitation may be revoked prior to the meeting by delivering to the Secretary of the Company an instrument revoking the proxy or a duly executed proxy bearing a later date. Proxies which are returned properly executed and not revoked shall be voted in accordance to the specified directions of the shareholder thereon. Where no specification is made, the proxies will be voted according to the recommendations of the board of directors. In addition, the Minority Interest requests that written notice of revocation of a previously granted proxy be delivered prior to the start of business on the day of the 1998 Annual Meeting of Community BancShares, Inc. to counsel for the filing parties: McElwee & McElwee, 906 Main Street, North Wilkesboro, North Carolina, 28659.

                       AGENDA ITEM: ELECTION OF DIRECTORS

    As is noted above, the only matter to be acted upon at the annual meeting which the Minority Interest is aware of is the election of directors to the board.

    The Board of Directors is made up of twelve directors. The Articles of Incorporation of Community BancShares, Inc. call for a "classified" board of directors. The definition of "classified" is that at each and every Annual Meeting of the shareholders of the Company, one-third of the members of the Board of Directors are elected to serve three-year terms. Four directors are presently standing for re-election to the Board. The Minority Interest recommends voting for the four nominees listed immediately below. In the event that any of these nominees chooses to withdraw from consideration for election as a director or for any other reason is unable to serve as director, any proxy granted to the Minority Interest will be voted for such other person as is nominated by the Minority Interest. The affirmative vote of a majority of the votes cast at the meeting is required to elect the four nominees of the Minority Interest standing for election. Mr. Stephen B. Greene has been a director of the Company since its inception. Ms. Robertson and Messrs. Lamb and Mathis have never been directors of the Company. The Minority Interest has no reason to believe any of the nominees will refuse to serve if elected.

    The following persons have been nominated by the Minority Interest according to the by-laws of the Company for election to the Board of Directors as Class I directors, to serve for a term of three years and until successors are elected and qualified. The Minority Interest recommends voting FOR these individuals:

    JOSEPH DANIEL LAMB, age 57, has been self-employed as a consulting forester in Wilkesboro, North Carolina since 1978. Prior to becoming self-employed in 1978, he worked as the Forest Manager for R. B. Johnston & Sons, Inc. from 1975 to 1978. Mr. Lamb's business address is 103 1/2 South Bridge Street, Wilkesboro, North Carolina 28697.

    JANICE S. ROBERTSON, age 35, has been employed as a Certified Public Accountant with Benson, Blevins & Associates, P.L.L.C. since August of 1988. She has been a member of the Board of Directors of CHR Enterprises, Inc. and held the offices of Secretary and Treasurer with that corporation since July of 1997. Prior to that time she was a member of the Board of Directors of Robby's Sales, Inc. and held the offices of Assistant Secretary and Assistant Treasurer with that corporation from June of 1994 to November of 1997. Ms. Robertson's business address is Benson, Blevins & Associates, P.L.L.C., 302 Ninth Street, North Wilkesboro, North Carolina 28659.

    ROGER MATHIS, age 48, has been President and Chief Executive Officer of Mathis Electric Company, Inc, an electrical contractor, since 1979. He has also been the Chief Executive Officer of MECI & Associates, Inc., another electrical contractor, since 1993. In addition, Mr. Mathis has been the President of Lil' Grandfather Mountain Christmas Tree Farm since 1992. Mr. Mathis' business address is Mathis Electric Company, Inc., P.O. Box 546, North Wilkesboro, North Carolina 28659.

    STEPHEN BRIAN GREENE, age 40 has been self-employed as an insurance broker with the Thompson Financial Group since 1988. Prior to that he was a life insurance salesman and financial planner with the McNeill Financial Group from 1987 to 1988 and a life insurance salesman and financial planner with New York Life from 1982 to 1987. Additionally, he has served as Vice President of Severt & Greene, Inc. since 1996 and has been a Director of Community BancShares, Inc., since its inception in 1991. Mr. Greene's business address is P.O. Box 1943, North Wilkesboro, North Carolina 28659.

    The Minority Interest believes that the following persons will be nominated by the current Board of Directors of Community BancShares, Inc. for election to the Board of Directors as Class I directors, to serve for a term of three years and until successors are elected and qualified. The Minority Interest recommends AGAINST voting for these individuals:

    REBECCA ANN SEBASTIAN, age 62, is presently retired. Ms. Sebastian served as Media Coordinator at the North Wilkesboro Elementary School from 1972 until she retired in 1994.

    GILBERT R. MILLER, age 68, is presently retired. From 1947 to 1986, Mr. Miller served as President and Chief Executive Officer of Miller Brothers Lumber Company.

    BRENT F. ELLER, age 58, has served as Secretary and Treasurer of Community BancShares, Inc. since June 1990. Mr. Eller served from 1980 to 1994 as an operations specialist with Lowe's Companies, Inc.

    The following persons are members of the Board of Directors who are not standing for election to the Board this year and whose term will continue after the Annual Meeting of Shareholders.

    DWIGHT E. PARDUE, age 69, is presently retired. Currently, Mr. Pardue is serving as the Chairman of the Board of Community BancShares, Inc. Mr. Pardue served in various capacities with Lowe's Companies, Inc. from 1956 to 1990, including Senior Executive Vice President. Mr. Pardue's address is P.O. Box 791, North Wilkesboro, North Carolina 28659.

    JOE D. SEVERT, age 67, has been retired since 1971. Mr. Severt worked in several capacities for Lowe's Companies, Inc. over the period from 1956 to 1971, including Office and Credit Manager of its Roanoke, Virginia store. Mr. Severt's address is 7326 Sunnybrook Drive, Roanoke, Virginia 24019.

    R. COLIN SHOEMAKER, age 54, is currently employed as Controller and Office Manager of Key City Furniture Company, Inc. since 1985.

    JACK R. FERGUSON, and 71, is presently retired. From 1954 to 1985, he served in various capacities with Lowe's Companies, Inc., including most recently as manager of the Hendersonville, North Carolina Store. Mr. Ferguson's address is 71 Beaverdam Road, Candler, North Carolina, 28715.

    EDWARD F. GREENE, age 68, is presently retired. Mr. Greene currently serves as President of Severt & Greene, Inc., an investment company based in North Wilkesboro. Mr. Greene served in numerous capacities with Lowe's Companies, Inc. from 1954 to 1984, most recently as a Senior Vice President. Mr. Greene's address is 216 Fairway Lane, Wilkesboro, North Carolina 28697.

    ROBERT RICKETTS, DDS, age 48, is a dentist in North Wilkesboro who has been engaged in private practice since 1976.

    RONALD S. SHOEMAKER, age 57, has been President of Community BancShares, Inc. since June 1990 and was engaged in the organization of the Company and Wilkes National Bank since February 1990. Mr. Shoemaker served as Senior Vice President and City Executive for Southern National Bank from 1985 to 1988. Mr. Shoemaker's address is 924 Pleasant Home Church Road, Miller's Creek, North Carolina 28651.

    RONALD S. SHOEMAKER, President and director of Community BancShares, Inc. and Wilkes National Bank, is the brother of R. Colin Shoemaker, a director of Community BancShares, Inc. and Wilkes National Bank. Stephen B. Greene, a director of Community BancShares, Inc., is the son of Edward F. Greene, a director of Community BancShares, Inc.

                        BENEFICIAL OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth a body of information required to be disclosed by law which, to the best of the Minority Interest's knowledge is correct, concerning the beneficial ownership as defined in 17 C.F.R. Section 240.13d-3, of the outstanding Common Stock of Community BancShares, Inc. by those identified as participants in instructions to Items (4) and (5) of
Schedule 14A of the Securities & Exchange Act of 1938 as amended. (17 C.F.R.
Section 240.14a-101)

    Except as otherwise indicated, each person listed below possesses sole voting and investment power of the shares noted as beneficially owned. The term "beneficial ownership" is defined in the applicable regulation (17 C.F.R.
Section 240.13d-3) as including those shares in which an individual, directly or indirectly, has or shares either investment or control power or both. This definition includes in "shares beneficially owned" those options or warrants which are exercisable within 60 days of the date on which notice is mailed to the shareholders. The percentages listed in the table below are based on a total of 1,286,886 shares outstanding. For those individuals who are beneficial owners of warrants and options, the total number of shares outstanding used for the purposes of determining ownership percentages is equal to 1,286,886 plus the number of shares subject to the presently exercisable options or warrants beneficially owned by that individual.

                       SECURITY OWNERSHIP OF PARTICIPANTS
                    AS DEFINED IN RULE 13D-3 UNDER THE ACT.
                          (17 C.F.R.SECTION 240.13D-3)

REPORTING PERSON                                        COMMON STOCK   WARRANTS(1)  OPTIONS(2)    % OF CLASS PER RP
-----------------------------------------------------  --------------  -----------  -----------  -------------------
Edward Greene(3).....................................       206,000        62,226        8,000             21.5%
Joe Severt(4)........................................       208,550        62,226        8,000             21.7%
Stephen Greene.......................................        63,500        62,226        8,000             10.5%
Joseph D. Lamb(5)....................................           400             0            0                *
Roger Mathis(6)......................................        15,100             0            0              1.2%
Janice Robertson.....................................        15,338             0            0              1.2%
Dwight Pardue........................................        40,000        34,096        8,000              6.4%
R. Colin Shoemaker(7)................................         6,600         5,624        8,000              1.6%
Jack R. Ferguson(8)..................................        33,200        31,538        8,000              5.7%
Robert F. Ricketts...................................        25,000        12,786        8,000              3.6%
Ronald S. Shoemaker..................................        12,595         9,300       62,668              6.6%
Rebecca A. Sebastian(9)..............................        35,000        21,310        8,000              5.0%
Gilbert Miller(10)...................................        38,638        20,190        8,000              5.2%
Brent Eller(11)......................................         2,000         1,704        8,000                *

------------------------

*   Less than one percent of the shares outstanding

 (1) These are presently exercisable stock purchase warrants granted in connection with the initial stock offering of Community BancShares, Inc.

 (2) These amounts represent presently exercisable stock options granted in blocks of 2000 per year as annual compensation to members of the Board of Directors of Community BancShares, Inc.

 (3) This amount includes 198,000 shares held in Mr. Greene's IRA, 800 shares held by his wife for which Mr. Greene has voting power, and 1600 shares held by Severt & Greene, Inc., a company in which Edward Greene has a 50% interest.

 (4) This amount includes 1600 shares held by Severt & Greene, Inc., a company in which Joe Severt has a 50% interest.

 (5) Joseph Daniel Lamb is currently the owner of record of 400 shares of common stock issued by Community BancShares, Inc. which have been placed in trust for his sons Andrew and Matthew and of which he is the trustee.

 (6) This amount includes 15,000 shares which are held and controlled by Roger Mathis as the beneficial owner and 100 shares which are in the name of his minor grandson, but are controlled by Roger Mathis as guardian.

 (7) Of the 6,600 shares of common stock which Mr. Shoemaker beneficially owns, 4,180 are owned jointly with his wife, 1,210 shares are owned by Mr. Shoemaker's IRA, and 1,210 shares are owned by his wife's IRA.

 (8) The shares of common stock which Mr. Ferguson owns are held jointly with his wife.

 (9) The amount of common stock includes 5,000 shares owned jointly by Ms. Sebastian and her aunt.

(10) The shares of common stock which Mr. Miller owns are held jointly with his wife.

(11) All of the shares beneficially owned by Mr. Eller are owned by his IRA.

    There is no evidence that any of the above individuals are or have been in the past year, a party to any contract, arrangement, or understanding with any person with respect to any securities of the registrant, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

    There is no evidence that any of the above individuals or any of their associates have any contract, arrangement, or understanding with any person with respect to any future employment by the registrant or its affiliates or with respect to any future transaction which Community BancShares, Inc. may be a party to.

    With regard to the securities issued by Community BancShares, Inc., the only purchase or sale of said securities by Edward F. Greene or Joe Severt in the last two years was the purchase of the balance of the latest stock offering of the registrant so that said offering could be completed in September 1996. Mr. Greene purchased 121,000 shares of common stock and Mr. Severt purchased 120,950 shares of common stock. These transactions were financed via cash received from the sale of other securities for Mr. Greene and funds borrowed at brokerage rates through a margin account at Wheat First Securities for Mr. Severt.

    The following sales of securities of Community BancShares, Inc. beneficially owned by Stephen Brian Greene took place over the last two years.

                          1996                                                      1997
--------------------------------------------------------  --------------------------------------------------------
January:             200 sh. common stock sold            January:             300 sh. common stock sold
March:              100 sh. common stock sold             February:            500 sh. common stock sold
May:                500 sh. common stock sold             April:               100 sh. common stock sold
July:                100 sh. common stock sold            June:                200 sh. common stock sold
September:           100 sh. common stock sold            July:                100 sh. common stock sold
November:           200 sh. common stock sold             September:           100 sh. common stock sold
                                                          November:           500 sh. common stock sold

                         CERTAIN MATERIAL TRANSACTIONS

    According to law, the existence of transactions which meet certain criteria must be made known to the shareholders whose proxy is sought. The following paragraphs address this requirement.

    Joseph Daniel Lamb is presently the guarantor of one-third ( 1/3) of a $90,000 note taken out in 1997 with Wilkes National Bank, a subsidiary of Community BancShares, Inc., for the purpose of real estate investment.

    Stephen Brian Greene deposited the Community BancShares, Inc. stock and warrants owned by him with Wilkes National Bank as the guarantee for a loan of $850,000 made to Edward F. Greene in September of 1997 for real estate investment. In January of 1998, the loan was paid off in full and the shares and warrants returned to Stephen Brian Greene.

    Roger Mathis has been involved in only one material transaction which has occurred in the last fiscal year. A mortgage with Wilkes National Bank was taken out on May 23, 1997 for the purpose of real estate investment in the amount of $72,500. Payments are currently being made on said mortgage.

    In 1991, the Company entered into a lease with Edward F. Greene and his wife Francis C. Greene to lease a facility of approximately 1,800 square feet in Wilkesboro for use as offices of the Company's subsidiary, Wilkes National Bank. The original agreement expired is June 1996 and the Company entered into an agreement with Mr. and Mrs. Greene to continue leasing the facility. In November of 1993, the Company entered into a lease agreement with Edward F. Greene and Joe Severt to lease a 1,700 square foot facility in North Wilkesboro for use as a branch office of Wilkes National Bank. Total payments made under these agreements were $66,960* in 1997 and $72,110 during 1996. Mr. Edward Greene has a line of credit with Wilkes National Bank for $850,000 which was utilized in September of 1997. The balance was paid off in January of 1998 and there is currently no money due on the loan

[* This amount includes rental payments only. No other costs (i.e. property taxes, inspection fees, etc.) are included in the calculations.]

                              RULE 16A COMPLIANCE

    The regulations which govern the application of the Securities Exchange Act of 1934 and the resulting amendments to that Act require the reporting of certain transactions to the Securities Exchange Commission which involve the securities issued by the registrant and those individuals who according to the criteria contained within Rule 13d-3 benefically own more than 10% of said securities. The Minority Interest has complied with these requirements through late filings of Forms 4 and 5 with the S.E.C.

                VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

    To the best knowledge of the Minority Interest, there are currently 1,286,886 shares of common stock issued by the registrant outstanding and entitled to vote. Each share of common stock is entitled to one vote. As was previously stated above, the filing parties are not currently aware of the record date with respect to this solicitation, as the Company has not made that determination yet. Cumulative voting rules will not be in effect.

                        DIRECTORS AND EXECUTIVE OFFICERS

    The following relates the current status of the members of the Minority Interest of the Board of Directors as directors and their affiliation with various committees of the Company and its affiliate, Wilkes National Bank.

    Mr. Edward F. Greene is a member of the additional capital committee of the Company. which held no meetings over the 1997 fiscal year of the Company. He is also a member of the executive committee, which met twice in 1997. In addition, he is a member of the loan and asset liability committees of the subsidiary of the Company, Wilkes National Bank. Those committees respectively met twice and almost weekly over the course of the Company's 1997 fiscal year.

    Mr. Joe Severt is a member of the additional capital, executive, and audit committees of the Company. These committees did not meet during the Company's 1997 fiscal year in the case of the additional capital and audit committees, and only twice in the case of the executive committee.

    Mr. Stephen Brian Greene is a member of the site and search committee of the Company. The committee had two meetings over the course of the Company's last fiscal year, both attended by Mr. Stephen Brian Greene.

    There were ten (10) meetings of the Board of Directors of the Company over the course of their last fiscal year. Mr. Edward F. Greene attended all of them, as did Mr. Joe Severt. Mr. Stephen Brian Greene attended seven (7) of them.

                               STOCK OPTION PLAN

    "On May 28, 193, the Company's shareholders adopted a 1993 Incentive Stock Option Plan (the "Plan") for employees who are contributing significantly to the management or operation of the business of the Company or its subsidiaries as determined by the committee administering the Plan. The Plan provides for the grant of up to 400,000 options at the discretion of the Board of Directors or a committee designated by the Board of Directors to administer the Plan. The option exercise must be at least 100% (110% in the case of a holder of 10% or more of the Common Stock) of the fair market value of the stock on the date the option is granted and the options are exercisable by the holder thereof in full at any time prior to their expiration in accordance with the Plan. Stock options granted pursuant to the Plan will expire on or before (1) the date which is the tenth anniversary of the date the option is granted, or (2) the date which the fifth anniversary of the date the option is granted in the event that the option is granted to a key employee who owns more than 10% of the total combined voting power of all classes of stock of the Company or any subsidiary of the Company." (Quoted from the Company's Proxy Statement for the 1997 Annual Meeting.)

    "In May 1994, the Plan was amended to, among other things, provide for the automatic annual grant of options to purchase 2,000 shares of Common Stock to each of the Company's outside directors." (Quoted from the Company's Proxy Statement for the 1997 Annual Meeting.)

                               DISSENTER'S RIGHTS

    Briefly, dissenters have the following rights under North Carolina law. A shareholder is entitled to dissent from, and obtain payment for the fair value of his shares in the event of a merger, share exchange, sale or exchange of corporate assets, amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares, or any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

    A shareholder entitled to dissent and obtain payment for his shares under North Carolina Law may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

    The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders. Further, a beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if he submits to the corporation the record shareholder's written consent to the dissent with respect to all shares of which he is the beneficial shareholder not later than the time the beneficial shareholder asserts dissenters' rights.

    In order to dissent, an individual must follow the statutory procedure. To begin with, if the proposed corporate action creating dissenters' rights is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under North Carolina law and be accompanied by a copy of the pertinent statute. If corporate action creating dissenters' rights is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in the statute. If a corporation fails to comply with the requirements of the statute, the corporate action still stands, but any shareholder entitled to recover under the statute may do so for the full amount of any damages they may have suffered via a civil action against the corporation filed within three years after the corporation acting.

    In order for a dissenting shareholder to recover, demand for payment must be made to the corporation. The dissenting shareholder must make sure the corporation receives written notice of his intent to demand payment for his shares if the disputed action is taken, and the dissenting shareholder must not vote his shares in favor of the proposed action.

    In the case that a corporate action creating dissenters' rights is authorized at a shareholders' meeting, the corporation must mail by registered or certified mail no later than 10 days after the corporate action was taken, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements to dissent. The notice must state where payment demand must be sent and where and when certificates for certificated shares must be deposited, inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received, supply a form for demanding payment, set a date 30-60 days from the date notice is mailed by which the corporation must receive the

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payment demand, and be accompanied by a copy of the applicable statute. In order to recover under this scenario, a shareholder sent a dissenters' notice must demand payment and deposit his share certificates in accordance with the terms of the notice, otherwise he loses his rights. The shareholder who demands payment and deposits his share certificates in such a manner retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

        THE SOLICITING INDIVIDUALS AND OTHER DETAILS OF THE SOLICITATION

    This solicitation is to be made by Edward Greene, Joe Severt, and Stephen Greene on behalf of the shareholders of Community BancShares, Inc. Solicitation will be made via mailed communications, personal face-to-face conversations, and telephone calls to registered shareholders of Community BancShares, Inc. This item will be updated via supplemental filings if there are other methods which are used by the solicitors.

    To this point, there has been a negligible amount spent by the soliciting parties for and in furtherance of soliciting security holders. The amount spent to this point in connection with said solicitation, including preparation and filing of the requisite forms and schedules with the Securities & Exchange Commission is approximately $25,000. The anticipated total outlay by the soliciting parties is expected to be in the neighborhood of $60,000, however, that number is at best a rough estimate as the soliciting parties are inexperienced in gauging the cost of a proxy contest. The costs of the solicitation will be borne by the soliciting parties initially, with a likelihood that the question of reimbursement will be submitted to a vote by the security holders.

    This the 13th day of March, 1998.

                                By:              /s/ EDWARD GREENE
                                     ------------------------------------------
                                                   Edward Greene

                                By:                /s/ JOE SEVERT
                                     ------------------------------------------
                                                     Joe Severt

                                By:              /s/ STEPHEN GREENE
                                     ------------------------------------------
                                                   Stephen Greene

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